UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Years Ended October 27, 2013 and October 28, 2012

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and the Trustees

Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 27, 2013 and October 28, 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2013 and October 28, 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Minneapolis, Minnesota

April 25, 2014

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 27, 2013	October 28, 2012
Assets
Investments, at fair value	$143,549,254	$121,060,921
Receivables:
Contributions from Jennie-O Turkey Store	153,623	178,267
Contributions from participants	111,647	202,986
Promissory notes from participants	10,980,458	10,115,366
Total receivables	11,245,728	10,496,619
Total assets, at fair value	154,794,982	131,557,540

Liabilities
Administrative fees payable	–	67,121
Net assets available for benefits, at fair value	154,794,982	131,490,419
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(2,095,162)	(665,524)
Net assets available for benefits	$152,699,820	$130,824,895

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 27, 2013	Year Ended October 28, 2012
Additions:
Contributions from Jennie-O Turkey Store	$8,280,686	$7,680,735
Contributions from participants	5,918,752	5,329,032
Employee rollover	165,853	9,618
Investment income	3,944,195	3,335,935
Interest income promissory notes receivable	415,209	390,468
Total additions	18,724,695	16,745,788

Deductions:
Distributions	11,718,667	8,486,993
Administrative expenses	300,396	371,179
Total deductions	12,019,063	8,858,172

Net realized and unrealized appreciation in fair value of investments	15,169,293	4,596,094
Net additions	21,874,925	12,483,710
Net assets available for benefits at beginning of year	130,824,895	118,341,185
Net assets available for benefits at end of year	$152,699,820	$130,824,895

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 27, 2013

1. Significant Accounting Policies

The accounting records of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Employee Benefits Committee (the Committee) of Hormel Foods Corporation, the parent company of the Sponsor, is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of Hormel Foods Corporation and reports to the compensation committee of Hormel Foods Corporation. For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record-keeper to obtain information on the fair value of these assets. The record-keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The guidance in ASU 2011-04 has been fully adopted for the plan year ended October 27, 2013. The adoption of this guidance had no material impact on the financial statements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a contributory, defined-contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store, Inc. (the Company or the Sponsor) who have completed 180 days of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

Each year, participants may contribute up to 50% of their pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. An eligible employee who has not made an election to participate shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deductions. The Company’s matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. The Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings. Participants are eligible to direct the investment of their employee account balance. Forfeitures of terminated employees’ unvested interests may be used to reduce employer contributions.

The participants’ employee savings contributions are fully vested immediately. The Company’s matching and fixed contributions vest after three years of vesting service.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Amounts forfeited upon early termination of employment are used either to restore the non-vested accounts of rehired participants or lost distributees, or to reduce future employer contributions. Forfeitures used to reduce employer contributions for the years ended October 27, 2013 and October 28, 2012, were $373,762 and $528,825, respectively. Cumulative forfeited non-vested accounts at October 27, 2013 and October 28, 2012, were $241,284 and $141,319, respectively.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their account(s) a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. If a participant has more than one account, the loans shall be deemed to have been made from the accounts in the following sequence: Rollover Account, Employee Savings Account, WCT Employer Contribution Account, and Employer Matching Account.

Loan transactions are treated as transfers from (to) the investment fund to (from) the loan fund. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the first business day of the month the loan originates. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions. No allowance for credit losses has been recorded as of October 27, 2013 or October 28, 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Upon retirement, death, or termination of employment, the participant or beneficiary may, after approval by the Company, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Benefits are recorded when paid.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Company may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the years ended October 27, 2013 and October 28, 2012, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended October 27, 2013	Year Ended October 28, 2012
Net appreciation in fair value during the year:
Mutual funds	$8,521,709	$4,214,041
Collective trusts	6,574,798	382,053
Non-pooled separate account (containing Hormel Foods Corporation common stock)	72,786	–
	$15,169,293	$4,596,094

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 27, 2013	October 28, 2012
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	$24,863,712	$–

Collective trusts:
Orchard Trust Company, LLC:
Wells Fargo Stable Return Fund C	-	22,134,050
State Street Corporation:
BlackRock LifePath Index 2015 Fund	8,152,292	–
BlackRock LifePath Index 2020 Fund	15,717,157	–
BlackRock LifePath Index 2025 Fund	17,596,773	–
BlackRock LifePath Index 2030 Fund	15,924,144	–
BlackRock LifePath Index 2035 Fund	12,374,869	–

Mutual funds:
Orchard Trust Company, LLC:	–	–
PIMCO total Return II Institutional Class Fund	–	34,582,844
Nuveen Equity Index Fund I	–	15,829,950
Harbor Capital Appreciation Fund Institutional Class	–	10,062,461
Invesco International Growth Fund Y	–	8,541,189
MFS Value Fund Class R4	–	8,482,568
Black Rock International Opportunities Portfolio Institutional Shares	–	7,536,850
American Century Small Cap Value Fund Institutional	–	7,277,524

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                  Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

During 2013, the Plan adjusted certain investment options for participant accounts. The following is a description of the valuation methodologies used for instruments held by the Plan by Plan year measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

2013 Investments

Separate Trust Accounts — Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and, thus, these investments are classified within Level 1 of the valuation hierarchy.

•                  The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The international equities investment includes a mix of predominately foreign common stocks and cash.

•                  The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts — Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                  The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                  The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                  The international equities fund includes a mix of predominately foreign common stocks and cash.

•                  The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 0.56% and 0.39% of the total investments in the Plan at October 27, 2013 and October 28, 2012, respectively.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits; therefore, the General Investment Account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record-keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

rates where historic investments are either at a premium or discount to current market rates, i.e., the “experience rate”.

The following table presents the Plan’s Level 3 investment, the valuation technique used to measure the fair value and the significant unobservable inputs and the values for those inputs.

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$24,863,712	Liquidation	Assumed interest rate Experience rate	1.20% 3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

The crediting interest rate on the General Investment Account was 3.10% as of October 27, 2013. The average yield was 3.34% during the 2013 Plan year, which approximates the actual interest rate credited to the Plan participants.

2012 Investments

Mutual Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market, and thus, these investments are classified within Level 1 of the valuation hierarchy.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

The international equities investments include a mix of predominately foreign common stocks and cash.

The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Collective Trusts

The Plan held an investment in the Wells Fargo Stable Return Fund C (the Stable Return Fund), which invested in a collective trust fund that carries investments at contract value. The Stable Return Fund is reported at fair value with a reported adjustment to contract value as shown in the statement of net assets available for benefits. The value of the Stable Return Fund is based on the underlying unit value of the collective trust fund, and a NAV can be calculated for the Stable Return Fund. The collective trust fund invested in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed income security or portfolio of fixed income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of the fully accrued contract value at maturity. The investment in the Stable Return Fund contained several redemption restrictions: the right to require a 12-month notice for withdrawal of assets from the Stable Return Fund initiated by the Company; withdrawals initiated by participants of the Plan were honored when received unless payments were being delayed to all Stable Return Fund unit holders as provided in the Declaration of Trust; and redemptions by plan participants to reinvest in options that compete with the Stable Return Fund may have been delayed for up to 90 days.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The crediting interest rate on the Stable Return Fund was 1.34% as of July 24, 2013 and 0.94% as of October 28, 2012. The average yield was 1.75% for the period October 29, 2012 to July 24, 2013 and 2.03% during the 2012 plan year, which approximates the actual interest rate credited to the plan participants. Audited financial statements are available for this investment, and it is classified as a Level 2 investment. Effective July 24, 2013, at the completion of the required 12-month redemption notice, the Company redeemed this fund, at the contract value, and invested the cash proceeds in a similar investment. See above for a description of the General Investment Account.

The remaining fund held within collective trusts was also managed by a third party and included equity securities and cash for which there was an active quoted market. Therefore, this fund is classified as Level 1.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 27, 2013 and October 28, 2012, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$11,766,383	$11,766,383	$–	$–
International equities	2,587,885	2,587,885	–	–
Fixed income	3,669,430	3,669,430	–	–
Total mutual funds	18,023,698	18,023,698	–	–
Collective trusts:
LifePath funds	96,207,209		96,207,209
U.S. equities	3,512,721	–	3,512,721	–
International equities	67,921	–	67,921	–
Fixed income	72,142	–	, 72,142
Total collective trusts	99,859,993	–	99,859,993	–
Total separate trust accounts	117,883,691	18,023,698	99,859,993	–

Non-pooled separate account:
Hormel Foods Corporation
Stock Fund	801,851	801,851	–	–
General Investment Account	24,863,712	–	–	24,863,712
	$143,549,254	$18,825,549	$99,859,993	$24,863,712

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 28, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Mutual funds:
U.S. equities	$47,794,693	$47,794,693	$–	$–
International equities	16,078,039	16,078,039	–	–
Fixed income	34,582,844	34,582,844	–	–
Total mutual funds	98,455,576	98,455,576	–	–
Collective trusts:
Stable Return Fund	22,134,050	–	22,134,050	–
Hormel Foods Corporation Stock Fund	471,295	471,295	–	–
Total collective trusts	22,605,345	471,295	22,134,050	–
	$121,060,921	$98,926,871	$22,134,050	$–

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

General Investment Account

Balance, October 28, 2012	$–
Purchases	133,377,179
Sales	(110,805,707)
Interest and dividend income*	197,078
Unrealized gains relating to investments still held at the report date**	2,095,162
Balance, October 27, 2013	$24,863,712

*   Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated October 22, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 27, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended October 31, 2010.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan holds units of collective trust funds managed by State Street Global Markets, LLC. The Plan invests in the common stock of Hormel Foods Corporation. The Plan invests in the General Investment Account of the record-keeper, the Massachusetts Mutual Life Insurance Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Jennie-O Turkey Store Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN: 41-0734466 Plan Number: 003

October 27, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	73,374 units	$801,851

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	1,141,725 units	22,768,550

Separate trust accounts:
State Street Corporation*:
BlackRock LifePath Index 2015	800,241 units	8,152,292
BlackRock LifePath Index 2020	1,529,983 units	15,717,157
BlackRock LifePath Index 2025	1,703,234 units	17,596,773
BlackRock LifePath Index 2030	1,532,062 units	15,924,144
BlackRock LifePath Index 2035	1,184,264 units	12,374,869
BlackRock LifePath Index 2040	674,306 units	7,076,940
BlackRock LifePath Index 2045	634,854 units	6,688,306
BlackRock LifePath Index 2050	562,797 units	5,955,039
BlackRock LifePath Index 2055	278,378 units	2,954,398
BlackRock LifePath Index Retirement	370,748 units	3,767,291
BlackRock MSCI ACWI ex-US Index	6,440 units	67,921
BlackRock Russell 2500 Index	3,780 units	42,814
BlackRock US Debt Index	7,309 units	72,142
BlackRock S&P 500 Stock Fund	317,766 units	3,469,907
Loomis Sayles Value Y	218,529 units	2,407,765
Harbor Capital Appreciation	415,032 units	4,830,655
Dodge & Cox International Stock Fund	185,184 units	2,587,885
Wells Fargo Advantage Intrinsic Small Cap Value	285,368 units	3,187,841
Wasatch Small Cap Growth Fund	96,229 units	1,340,122
PIMCO Total Return Institutional	375,839 units	3,669,430

Total separate trust accounts		117,883,691

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 8.25%	10,980,458
Total assets (held at end of year)		$152,434,550

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date: April 25, 2014	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm